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                           October 26, 2023

       Ryan Wilson
       Director
       1427702 B.C. Ltd.
       2900-550 Burrard Street
       Vancouver, British Columbia, Canada V6C 0A3

                                                        Re: 1427702 B.C. Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed October 16,
2023
                                                            File No. 333-273972

       Dear Ryan Wilson:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed October 16, 2023

       Information about Filament, page 209

   1. We note what appear to be internal inconsistences in this section. By way of example only:
                                                            We note disclosure
on page 213 indicating that the Phase 2a trial for MAUD will be a study in 10 people
while your disclosure on page 213 indicates that it will be a 50 person multicenter
study;
                                                            We note disclosure
on page 215 indicating that the program sponsored by UCLA in depression is in
Phase 2 development while your table on page 227 indicates the program is in Phase
1 development;
                                                            We note disclosure
on page 215 indicating that the program sponsored by Centre for
                                                            Addiction and
Mental Health in mild cognitive impairment is in Phase 2 development while your table on
page 227 appears to indicate this program is not in any phase of
 Ryan Wilson
1427702 B.C. Ltd.
October 26, 2023
Page 2
           clinical development and currently in the    planning stage;    and
             We note disclosure on page 215 indicating that the program sponsored by University
           Health Network in bi-polar depression is in Phase 1 development while your table on page 227 indicates it is currently in the "planning stage."

      Please reconcile your disclosures or advise.
Stimulant Use Disorder Development Plan, page 219

2. Please revise the discussion of Filament's MAUD trial to clarify when the IND was submitted and whether Filament or UCSF are the trial sponsor. To the extent UCSF is the trial sponsor, please revise your table accordingly. Your disclosure in the table also indicates that this trial will start in either Q4 2023 (the "Start" column) or Q1 2024 (the
      "Purpose" column). Please reconcile your disclosure or advise. As needed, please make similar edits to the Opioid Use Disorder table on page 220.
       Please contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,
FirstName LastNameRyan Wilson
                                                            Division of
Corporation Finance
Comapany Name1427702 B.C. Ltd.
                                                            Office of Life
Sciences
October 26, 2023 Page 2
cc:       Jonathan Deblinger, Esq.
FirstName LastName